UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission file number 1-9828

GAINSCO, INC. 401 (k) PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

GAINSCO, INC.

3333 Lee Parkway, Suite 1200
Dallas, Texas 75219
(Principal Executive Office)

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The GAINSCO, INC. 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the GAINSCO, INC. 401(k) Plan prepared in accordance with the financial reporting requirements of ERISA.

GAINSCO, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Reports of Independent Registered Public Accounting Firms Thereon)

GAINSCO, INC. 401(K) PLAN

Table of Contents

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
GAINSCO, INC. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the GAINSCO, INC. 401(k) Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lane Gorman Trubitt, L.L.P.

Dallas, Texas
May 19, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
GAINSCO, INC. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
June 7, 2005

GAINSCO, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets

Investments, at fair value	$4,638,050	4,110,545

Receivables:
Participant contributions	26,235	11,962
Employer contributions	55,039	27,543
Accrued interest	1,064	1,051
Total receivables	82,338	40,556
Total assets	4,720,388	4,151,101

Liabilities

Accounts payable	—	9,991
Total liabilities	—	9,991
Net assets available for benefits	$4,720,388	4,141,110

See accompanying notes to financial statements.

GAINSCO, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$107,872	419,031
Interest and dividends	174,648	100,129
	282,520	519,160

Contributions:
Participant	504,519	282,331
Employer	193,017	114,517
	697,536	396,848
Total additions	980,056	916,008

Deductions from net assets attributed to:
Benefits paid to participants	400,778	547,532
Net increase	579,278	368,476
Net assets available for benefits, beginning of year	4,141,110	3,772,634
Net assets available for benefits, end of year	$4,720,388	4,141,110

See accompanying notes to financial statements.

GAINSCO, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of Plan and Accounting Policies

The following description of the GAINSCO, INC. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan covering all employees of GAINSCO Service Corp., General Agents Insurance Company of America, Inc., MGA Insurance Company, Inc., Lalande Financial Group, Inc., National Specialty Lines, Inc., DLT Insurance Adjusters, Inc., and MGA Agency, Inc. (collectively, the Company) who have at least one hour of service, and who are not employees classified by the Company as temporary employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective February 28, 2003, the Plan no longer offered a GAINSCO, INC. stock purchase option. Since that date, employees have not been able to buy GAINSCO, INC. stock from inside of the Plan; shares of GAINSCO, INC. stock already held within the Plan could continue to be held.

(b)                      Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)                       Contributions

Participants may elect to make a contribution in an amount not to exceed 50% of their annual compensation, as defined in the plan document.

A discretionary employer matching contribution policy was added to the Plan effective in 2000. This employer matching contribution is allocated in an amount not to exceed 100% of each participant’s first 6% of compensation contributed pretax to the Plan. The employer matching contribution for the 2005 and 2004 Plan year was 50% of each participant’s first 6% of compensation contributed pretax, to the Plan.

The Plan also has a profit sharing feature, which is discretionary. Employees are eligible to receive allocations of profit sharing contributions, if any, after completion of one year of service. The amount of the profit sharing contribution is decided upon by the Company and subject to certain maximum limits set by the board of directors and limitations imposed by the Internal Revenue Service. The amount of the profit sharing contribution allocated to each participant is based upon a pro rata share of the participant’s eligible compensation. There was no profit sharing contribution made in 2005 and 2004.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan investment earnings. The earnings and losses from investments are allocated to the participants’ accounts based on their individual account balances.

(e)                       Forfeited Accounts

Forfeitures of nonvested Plan participants who received a Company contribution may be used to reduce future employer contributions. Forfeitures for 2005 and 2004 were $7,762 and $3,644, respectively.

(f)                         Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(g)                      Vesting

Participants have a 100% vested interest in their voluntary contributions with graduated vesting in the Company’s discretionary contributions plus investment earnings thereon, determined by years of credited service. A participant is 100% vested after six years of credited service.

(h)                      Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum aggregate equal to the lesser of $50,000 or 50% of their vested account balance. Effective February 28, 2003, the value of GAINSCO, INC. stock is excluded for the purposes of determining a possible loan amount. The loans are treated as directed account investments of the borrowing participant, are secured by the balance in the participant’s account, and bear interest at a fixed rate commensurate with local prevailing rates at inception as determined by the plan administrator. Interest rates range from 5.0% to 11.5% and 6.5% to 11.5% at December 31, 2005 and 2004, respectively.

(i)                         Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability, or termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump-sum cash distribution, or through transfer to another retirement plan in an amount equal to the value of the participant’s vested account balance. Benefit payments are recorded when paid.

(j)                         Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all Plan participants would become fully vested and the net Plan assets would be distributed to Plan participants based on each participant’s account balance.

(k)                      Expenses

All administrative fees and expenses relative to the Plan are paid by the Company and are not charged to the Plan.

(l)                         Administration

Merrill Lynch Trust Company was the trustee of the Plan during the 2005 and 2004 plan years, held all of the Plan’s assets and investments and was responsible for executing and recording transactions for the various funds.

(m)                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(n)                      Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(2)                     Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the plan administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004:

	2005		2004
	Units/shares	Fair value	Units/shares	Fair value
Merrill Lynch Retirement Reserves Money Fund*	827,106	$827,106	549,193	$549,193
Merrill Lynch Basic Value Fund CL A*	13,570	419,576	14,459	458,353
AIM Small Cap Growth Fund CL A	—	—	7,604	208,805
Merrill Lynch S&P 500 Index Fund CL I*	31,081	475,229	34,929	518,343
Oppenheimer International Growth Fund CL A	—	—	11,900	227,536
Van Kampen Comstock Fund CL A	19,094	340,057	17,035	315,311
Alliance Bernstein Large Cap Growth Fund CL A	11,400	237,351	—	—
Self-Direct Brokerage Option *	251,903	251,903	—	—

* Party in interest

Plan investments (including investments bought, sold, and held during the year) appreciated in value by $107,872 and $419,031 for the years ended December 31, 2005 and 2004, respectively, as follows:

	2005	2004
Investments at fair value as determined by quoted market price:
GAINSCO, INC. common stock	$37,692	181,532
Mutual funds	70,180	237,499
Net change in fair value	$107,872	419,031

(3)                     Tax Status

The Plan utilizes a prototype document sponsored by Merrill Lynch Pierce Fenner & Smith, Inc. (Merrill Lynch). Merrill Lynch received an Opinion Letter from the Internal Revenue Service dated June 4, 2002 that states the document is acceptable under section 401(a) of the Internal Revenue Code. The Plan administrators believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

(4)                     Concentration of Credit Risk

Assets invested in the funds are not deposits, are not guaranteed by the trustee, are not federally insured by the FDIC, and are subject to certain risks, including loss of principal.

(5)                     Nonexempt Transactions

There were no prohibited transactions during 2005 and 2004.

(6)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the  Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$4,720,388	4,141,110
Amounts allocated to withdrawing participants	(1,094,768)	(1,380,516)
Net assets available for benefits per the Form 5500	$3,625,620	2,760,594

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Benefits paid to participants per the financial statements	$400,778	547,532
Add amounts allocated to withdrawing participants at end of year	1,094,768	1,380,516
Less amounts allocated to withdrawing participants at beginning of year	(1,380,516)	(1,417,873)
Benefits paid to participants per the Form 5500	$115,030	510,175

Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who separated from service during 2005 or a prior Plan year who have not yet begun to receive their benefits.

Schedule 1

GAINSCO, INC. 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

		Number
Identity of Issuer,		of Units/
Borrower or Similar Party	Investment Description	Shares	Value

Cash and Cash Equivalents:
Merrill Lynch Trust Company *	Merrill Lynch Retirement Reserves Money Fund *	827,106	$827,106
	Merrill Lynch CMA Money Fund *		100
			827,206

Common Stock:
GAINSCO, INC.	GAINSCO, INC. Common Stock *	24,482	185,822

Mutual Funds:
Merrill Lynch Trust Company *	AIM Small Cap Growth Fund CL A	7,720	212,380
	Alliance Bernstein Utility Income Fund CL A	3,690	65,985
	Alliance Bernstein Large Cap Growth Fund CL A	11,400	237,351
	Allianz RCM Global Technology Fund CL A	149	5,795
	Blackrock Mid Cap Growth Equity Portfolio A	4,174	41,866
	Eaton Vance Global Growth Fund CL A	2	39
	Eaton Vance Worldwide Health Sciences Fund CL A	8,411	96,559
	ING Convertible Fund CL A	361	6,708
	Merrill Lynch Aggregate Bond Index Fund CL I *	15,618	164,147
	Merrill Lynch Basic Value Fund CL A *	13,570	419,576
	Merrill Lynch Global Allocation Fund CL A *	2,708	45,745
	Merrill Lynch International Index Fund CL I *	1,139	14,210
	Merrill Lynch S&P 500 Index Fund CL I *	31,081	475,229
	Merrill Lynch Value Opportunities Fund CL A *	4,372	111,891
	Merrill Lynch U.S. Govt. Mortgage Fund CL A *	6,822	68,700
	MFS Capital Opportunities Fund CL A	13,493	182,426
	Munder Internet Fund CL A	1,048	21,656
	Oppenheimer International Growth Fund CL A	10,758	233,014
	Oppenheimer Quest Balance Value Fund CL A	564	10,071
	Phoenix Strategic Growth Fund CL A	1,670	15,567
	PIMCO Real Return Bond Fund CL A	12,596	139,560
	The Oakmark International Fund CL II	5,372	120,333
	The Oakmark Select Fund CL II	3,189	104,477
	Van Kampen American Value Fund CL A	2,268	61,789
	Van Kampen Comstock Fund CL A	19,094	340,057
			3,195,131

Self Direct:
Merrill Lynch Trust Company *	Self-Direct Brokerage Option		251,903

Loans:
Participants’ Loans	Loan Fund (interest rates range from 5.0% to 11.5%)		177,988

			$4,638,050

*  Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the GAINSCO, INC. 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAINSCO, INC. 401(k) PLAN

By:	/s/ Glenn W. Anderson
Glenn W. Anderson, Chairman of the GAINSCO, INC. 401(k) Plan Investment Committee

Date:  June 15, 2006

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm (1)

23.2	Consent of Independent Registered Public Accounting Firm (1)

(1)             Filed herewith.